UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number 001-36187

EVOGENE LTD.
(Translation of registrant’s name into English)

13 Gad Feinstein Street
Park Rehovot P.O.B 2100
Rehovot 7612002
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On March 18, 2014, the Board of Directors, or the Board, of Evogene Ltd., or the Company, following the approval of the Compensation and Nominating Committee of the Board, unanimously resolved that all of the Company's directors, as shall serve from time to time, will be entitled to receive payment of fees for their participation in the meetings of the Board and its committees, in amounts within the range provided under  the Israeli Companies Law Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as may be amended from time to time.

The foregoing directors compensation approved by the Board is also consistent with the Company's Compensation Policy, which was approved by the Company's shareholders on March 11, 2014, and does not include equity compensation (in the form of initial and subsequent annual grants of options to purchase ordinary shares), which may be approved by the Company from time to time for grant to individual directors in accordance with the Company's Compensation Policy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOGENE LTD.

Date: March 20, 2014	By:	/s/ Sigal Fattal
	Name:	Sigal Fattal
	Title:	Chief Financial Officer